October 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Ameen Hamady

Ms. Shannon Menjivar

Re:	APi Group Corporation

Form 10-K for the year ended December 31, 2020

Filed on March 24, 2021

Form 8-K filed on August 11, 2021

File No. 001-39275

Dear Mr. Hamady and Ms. Menjivar:

APi Group Corporation (the “Company”), hereby responds to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 1, 2021 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and the Company’s Form 8-K filed on August 11, 2021. Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

Form 10-K for the year ended December 31, 2020

Exhibit 23.1, page 1

1.	Please amend your filing to include an updated consent from the independent registered accounting firm that is appropriately dated.

The Company advises the Staff that the consent from the independent registered accounting firm that was filed as Exhibit 23.1 to the 2020 Form 10-K was erroneously dated. The Company will revise the consent included in Exhibit 23.1 to reflect the actual date of the consent which was March 24, 2021 and will file an amended Form 10-K for the year ended December 31, 2020 to reflect the correct date following resolution of the Staff’s comments.

Note 6. Revenue, page 68

2.

Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In that regard, we note that while the majority of your contracts are for durations of less than 6 months, some of your contracts can span up to 3 years.

The Company acknowledges the guidance cited in the Staff’s comment. The Company has disclosed that a majority of its contracts have durations less than 6 months. For contracts with durations less than one year, the Company has adopted the practical expedient in ASC 606-10-50-14 which allows the Company to exclude disclosure of unsatisfied performance obligations for such contracts. The Company further acknowledges that it has a limited number of contracts with durations beyond one year with remaining performance obligations for which substantially all the remaining revenue will be recognized in the subsequent twelve months. In accordance with the Staff’s comment, the Company will include disclosure regarding election of this practical expedient and will disclose the expected timing of revenue recognition for the remaining unsatisfied performance obligations in future filings, beginning with the Form 10-Q for the quarter ending September 30, 2021. The Company will include additional disclosure in the footnote under the heading “REVENUE”, substantially as follows:

“The Company utilizes the practical expedient under ASC 606 and does not disclose unsatisfied performance obligations for service contracts as these contracts generally have an original duration of less than one year. For those contracts with an original duration that exceed one year, the aggregate amount of transaction price allocated to the performance obligations that were unsatisfied at September 30, 2021 was $X,XXX. The Company expects to recognize revenue on approximately 90% of the remaining performance obligations over the next 12 months.”

Form 8-K filed on August 11, 2021

General

3.

We note that you adjust for “Depreciation remeasurement” in calculating Adjusted Gross Margin and Adjusted SG&A. Please further describe how such adjustment was calculated for each of the periods presented and why such adjustment is useful to an investor. Furthermore, please describe how the Company determined its annualized depreciation expense of $60 million based on an “equivalent to medium to long-term cash capital expenditures” and tell us how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations, as it appears you may be substituting an individually tailored recognition and measurement method for those of GAAP.

The Company completed the acquisition of APi Group, Inc. on October 1, 2019, which was accounted for as a business combination under the guidance in ASC 805. Pursuant to ASC 805, property and equipment was stepped up to its fair value, useful lives were reassessed, and depreciation expense was calculated from revised property and equipment values. The application of purchase accounting resulted in an increase in value for a material amount of assets that were previously fully depreciated and had a net book value of $0 at the time of the acquisition, which resulted in a significant increase in the annualized depreciation rate as compared to historical trends and future projections. These assets have shorter lives, typically ranging from 1-3 years, and drive an increase in depreciation expense that is not expected to recur after these assets are fully depreciated. The Company calculates the “Depreciation remeasurement” as the difference between annualized depreciation expense of $60 million, less GAAP depreciation expense. The Company determined to use an annualized depreciation expense of $60 million based on an analysis of the average range for historical and forecasted capital expenditures and the resulting depreciation expense, excluding the impacts of purchase accounting. This amount is consistent with the Company’s medium to long-term cash capital expenditure rate of 1.5% of revenues (which approximates the historical average capital expenditures of 1.6% of revenues during the years 2017-2019) as the Company continues to invest in property and equipment to support its operations but does not anticipate significant capital investments at this time.

The Company believes the “Depreciation remeasurement” adjustment used in calculating Adjusted Gross Margin and Adjusted SG&A is useful to investors as it allows investors to better compare the Company’s performance over time, better compare the Company’s operating performance to its peer companies and reflects a more accurate amount of depreciation expense anticipated over the medium to long-term. Further, since this adjustment was not the result of additional capital expenditures, but rather an accounting adjustment, the Company believes the remeasurement adjustment helps investors evaluate the Company through the eyes of management and understand the Company’s results of operations without the accounting impact of non-recurring fair value adjustments recorded in purchase accounting.

The Company considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and the guidance in Rule 100(b) of Regulation G. For the reasons described above, the Company believes that its Adjusted Gross Margin and Adjusted S&G including “Depreciation remeasurement” metrics are meaningful to investors and do not represent an individually tailored recognition method that is misleading. The Company is not applying a tailored recognition method but is adjusting for the acquisition-related adjustments that would otherwise obscure the Company’s true performance.

We hope that this letter responses adequately to the Staff’s concerns. If you have any further comments or concerns, please to contact me at (651) 604-2708.

Very truly yours,

/s/ Kevin Krumm
Kevin Krumm Chief Financial Officer